Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 1

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	3
OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
MINING OPERATIONS	5
ADVANCED PROJECTS	9
SUMMARY OF SELECTED QUARTERLY INFORMATION	10
RESULTS OF OPERATIONS	12
OUTLOOK	15
LIQUIDITY AND CAPITAL RESOURCES	15
TRANSACTIONS WITH RELATED PARTIES	17
CRITICAL ACCOUNTING ESTIMATES	17
CHANGES IN ACCOUNTING POLICIES	18
FINANCIAL INSTRUMENTS	18
SECURITIES OUTSTANDING	18
NON-GAAP MEASURES	18
INTERNAL CONTROLS OVER FINANCIAL REPORTING	23
DISCLOSURE CONTROLS AND PROCEDURES	23
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	23
CAUTIONARY NOTE TO U.S. INVESTORS	25

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three-month period ended March 31, 2018 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2017, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at May 1, 2018, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Silver Limited is a primary silver and precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc.

In 2017, Great Panther acquired the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The Company updated Coricancha’s Mineral Resource Estimate in December 2017 and expects to release further technical and economic studies before the end of the current quarter in connection with its evaluation of a decision to restart the mine. Depending on the outcome of the Company's evaluations, investments in connection with a restart of the mine could commence in 2018.

Great Panther’s strategy is to continue to invest in the exploration and development of its current mines and projects and to acquire other precious metals mines or advanced stage projects in the Americas.

The Company also owns several exploration properties: the El Horcón, Santa Rosa, and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

SIGNIFICANT EVENTS

On January 25, 2018, the Company provided an update to the Mineral Resource at the GMC, with an effective date of August 31, 2017. Compared to the previous update which had an effective date of August 31, 2016, Measured and Indicated ("M&I") Mineral Resources increased by 91% to 13,619,794 silver equivalent ounces (“Ag eq oz”); due to increases in resource categories at both the San Ignacio and Guanajuato mines. Specifically, M&I Mineral Resources increased by 110% to 11,362,323 Ag eq oz at the San Ignacio Mine and by 31% to 2,257,472 Ag eq oz at the Guanajuato Mine, compared to the previous update. Inferred Mineral Resources at the GMC remained essentially unchanged at 6,997,306 Ag eq oz.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

On February 22, 2018, Great Panther regretfully announced the passing away of Mr. Kenneth W. Major, who served as Director of the Company since March 2011, including distinguished service as Chair of the Safety, Health and Environment Committee, in addition to service on other committees of the Board of Directors.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q1 2018	Q1 2017	Change	Q4 2017	Change
OPERATING RESULTS
Tonnes milled	96,869	82,656	17%	98,396	-2%
Ag eq oz produced [1]	1,031,937	730,186	41%	1,065,773	-3%
Silver production - ounces	491,063	366,435	34%	514,218	-5%
Gold production - ounces	5,831	5,178	13%	5,931	-2%
Payable silver ounces	476,325	344,995	38%	516,078	-8%
Ag eq oz sold [1]	971,189	680,984	43%	1,038,023	-6%
Cost per tonne milled [2]	$121	$88	38%	$116	4%
Cash cost[2]	$5.39	$3.54	52%	$7.25	-26%
Cash cost per Ag eq oz [2]	$12.76	$10.99	16%	$13.18	-3%
All in Sustaining Cost ("AISC") [2]	$12.33	$19.55	-37%	$14.72	-16%
AISC per Ag eq oz2	$16.16	$19.10	-15%	$16.89	-4%

(in 000’s, except per ounce and per share figures)	Q1 2018	Q1 2017	Change	Q4 2017	Change
FINANCIAL RESULTS
Revenue	$17,019	$12,371	38%	$17,384	-2%
Mine operating earnings before non-cash items[2]	$5,225	$5,445	-4%	$4,962	5%
Mine operating earnings	$4,019	$4,662	-14%	$3,755	7%
Net income (loss)	$(97)	$3,040	-103%	$(1,918)	95%
Adjusted EBITDA [2]	$415	$2,134	-81%	$904	-54%
Operating cash flow before changes in non-cash net working capital	$118	$894	-87%	$618	-81%
Cash and short-term deposits at end of period	$60,884	$53,158	15%	$56,888	7%
Net working capital at end of period	$67,076	$69,281	-3%	$65,965	2%
Average realized silver price per oz [3]	$16.36	$19.33	-15%	$16.86	-3%
Average realized gold price per oz [3]	$1,363	$1,297	5%	$1,292	5%
Earnings (loss) per share - basic and diluted	$(0.00)	$0.02	-100%	$(0.01)	100%

[1]	Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the "Non-GAAP Measures" section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver and gold prices are prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

MINING OPERATIONS

Consolidated operations

	Q1 2018	Q1 2017	change	% change
Tonnes mined[1]	94,494	92,058	2,436	3%
Tonnes milled	96,869	82,656	14,213	17%
Production
Silver (ounces)	491,063	366,435	124,628	34%
Gold (ounces)	5,831	5,178	653	13%
Lead (tonnes)	433	3	430	nm [2]
Zinc (tonnes)	533	6	527	nm [2]
Ag eq oz	1,031,937	730,186	301,751	41%
Sales
Payable silver ounces	476,325	344,995	131,330	38%
Ag eq oz sold	971,189	680,984	290,205	43%
Cost metrics
Cost per tonne milled[3]	$121	$88	$33	38%
Cash cost[3]	$5.39	$3.54	$1.85	52%
Cash cost per Ag eq oz3	$12.76	$10.99	$1.77	16%
AISC[3]	$12.33	$19.55	$(7.22)	-37%
AISC per Ag eq oz3	$16.16	$19.10	$(2.94)	-15%

The increased number of tonnes milled in the first quarter of 2018 over the first quarter of 2017 was mainly a function of the suspension of milling operations at Topia in the first quarter of 2017 in order to facilitate plant upgrades and the addition of a new tailings handling facility. This was also the primary factor accounting for the increase in metal production.

Despite the suspension of processing at Topia in the first quarter of 2017, mining operations continued and ore was stockpiled for processing after processing activities were restarted at Topia in the second quarter of 2017.

Cost per tonne milled increased primarily as a result of the increased production costs. The first quarter of 2018 also reflected a full quarter of production from the higher cost Topia mine (whereas Topia’s processing was suspended in the comparative period for planned plant upgrades). In addition, the strengthening of the MXN against the USD had the effect of increasing production costs in USD terms.

Cash cost for the first quarter of 2018 increased over the first quarter of 2017 primarily due to higher MXN production costs as described in Results of Operations which had the effect of increasing cash cost by $8.97 per payable silver ounce ("per oz"). In addition, the strengthening of the MXN against the USD accounted for a further $1.25 per oz increase. These factors were partly offset by an increase in by-product credits associated with higher volumes sold for gold, lead and zinc and higher realized prices for gold (together, a $7.47 per oz effect). Payable silver volumes were also higher in the first quarter of 2018 than in the first quarter of 2017, which reduced cash cost by a further $0.98 per oz. The full operation of Topia accounted for an approximate net $2.60 per oz increase in consolidated cash cost.

Cash cost per Ag eq oz during the first quarter of 2018 increased over the first quarter of 2017 primarily due to the increase in MXN production costs ($4.05 per Ag eq oz effect) and the strengthening of the MXN compared to the USD ($0.96 per Ag eq oz effect). These factors were partly offset by an increase in sales volumes ($3.28 per Ag eq oz effect).

[1]	Excludes purchased ore.
[2]	nm =not meaningful, as the Topia mine was not in production during the first quarter of 2017.
[3]	Refer to the "Non-GAAP Measures" section of this MD&A for an explanation of these measures and a reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

AISC during the first quarter of 2018 decreased from the first quarter of 2017 primarily due to lower sustaining exploration, evaluation and development (“EE&D”) expenses and capital expenditures ($4.66 per oz effect). These were partly offset by the increase in cash cost ($1.85 per oz effect) as described above. The increased number of payable silver ounces had the effect of decreasing AISC ($4.41 per oz effect).

AISC per Ag eq oz during the first quarter of 2018 decreased from the first quarter of 2017 primarily due to lower sustaining EE&D expenses and capital expenditures ($2.29 per Ag eq oz effect) and higher sales volumes ($2.42 per Ag eq oz effect). These factors were partly offset by the increase in cash cost per Ag eq oz ($1.77 per Ag eq oz effect) as described above.

Guanajuato Mine Complex

	Q1 2018	Q1 2017	change	% change
Tonnes mined	77,628	79,992	(2,364)	-3%
Tonnes milled	78,919	82,456	(3,537)	-4%
Production
Silver (ounces)	304,863	364,995	(60,132)	-16%
Gold (ounces)	5,586	5,177	409	8%
Silver equivalent ounces	695,909	727,372	(31,463)	-4%
Sales
Payable silver ounces	310,948	344,128	(33,180)	-10%
Ag eq oz sold	694,842	680,560	14,282	2%
Average ore grades
Silver (g/t)	135	155	(20)	-13%
Gold (g/t)	2.5	2.3	0.2	9%
Metal recoveries
Silver	88.8%	88.8%	0.0%	0%
Gold	88.0%	85.0%	3.0%	4%
Cost metrics
Cost per tonne milled[1]	$103	$83	$20	24%
Cash cost[1]	$4.28	$2.48	$1.80	73%
Cash cost per Ag eq oz1	$12.69	$10.41	$2.28	22%
AISC	$9.01	$7.59	$1.42	19%
AISC per Ag eq oz	$14.80	$13.00	$1.80	14%

The tonnage mined and the tonnage milled during the first quarter of 2018 reflected slight declines from the first quarter of 2017. This was largely due to a higher proportion of production being sourced from the San Ignacio mine, which has harder ores that reduced processing capacity.

Lower average silver grades accounted for the decrease in silver production and resulted from a higher proportion of production from the San Ignacio mine, which has a higher gold:silver ratio. This same factor accounted for the increase in gold ounce production, which partially offset the decline in silver production on an Ag eq oz basis.

At the GMC, payable silver ounces decreased as a result of the lower silver ounce production. However, Ag eq oz sales were largely unchanged due to the offsetting increase in gold production and differences in the time of sales versus production.

The increase in cost per tonne milled was due to increased production costs (as discussed in the Results of Operations), combined with the strengthening of the MXN against the USD. Additionally, mill throughput also decreased which contributed to a higher cost on a per-tonne basis.

[1]	Refer to the "Non-GAAP Measures" section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

Cash cost increased primarily due to higher MXN production costs noted above ($3.70 per oz effect) combined with the strengthening of the MXN against the USD which had the effect of increasing production costs in USD terms ($2.13 per oz effect). Payable silver volumes were also lower than the comparative period, which had the impact of increasing cash cost on a per-unit basis ($0.26 per oz effect). These factors were partly offset by an increase in gold by-product credits ($4.02 per oz effect) and lower smelting and refining charges ($0.27 per oz effect).

Cash cost per Ag eq oz increased due primarily to the increase in MXN production costs ($1.66 per Ag eq oz effect) and the strengthening of the MXN compared to the USD ($0.95 per Ag eq oz effect). These factors were partly offset by an increase in Ag eq oz sold ($0.21 per Ag eq oz effect) and lower smelting and refining charges ($0.12 per Ag eq oz effect).

AISC increased due primarily to the increase in cash cost ($1.80 per oz effect) as described above, and higher sustaining EE&D expenses ($0.34 per oz effect). These factors were partly offset by lower capital expenditures ($1.27 per oz effect). The lower number of payable silver ounces increased AISC on a per ounce basis ($0.55 per oz effect).

AISC per Ag eq oz during the first quarter of 2018 increased over the first quarter of 2017 due primarily to the increase in cash cost per Ag eq oz ($2.28 per Ag eq oz effect) as described above, lower sales volumes ($0.05 per Ag eq oz effect) and higher sustaining EE&D expenses ($0.15 per Ag eq oz effect). These factors were partly offset by lower capital expenditures ($0.68 per Ag eq oz effect).

Development

Metres of development	Three months ended March 31
	2018	2017
Guanajuato Mine	2,243	1,043
San Ignacio Mine	1,660	1,889
Total	3,903	2,932

The Company conducted approximately 900 metres more exploration development at the Guanajuato Mine during the first quarter of 2018 than it did in the first quarter of 2017, to identify more potential ore zones.

Metres of exploration drilling	Three months ended March 31
	2018	2017
Guanajuato Mine	1,307	–
San Ignacio Mine	3,655	4,276
Total	4,962	4,276

The objective of the Company’s drill program is to improve the resource definition in these areas. Development and drilling costs for the GMC are not capitalized and instead expensed as EE&D expenses.

Permitting

In a February 2016 meeting, the Mexican national water authority, CONAGUA, required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company submitted.

In December 2017, the Company filed an amendment to the Environmental Impact Statement with the Mexican environmental permitting authority, SEMARNAT, reflecting the proposed normal TSF construction activities. This is under review by the regulator, and once approved, will satisfy a requirement by CONAGUA for the processing of its permits. The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, the Company cannot provide complete assurance that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Since the February 2016 meeting with CONAGUA, the Company has also determined, through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and whether it requires an additional water use permit. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but the Company cannot provide complete assurance that there is no risk in this regard.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

Topia Mine

	Q1 2018	Q1 2017	change	% change
Tonnes milled	17,950	200	17,750	nm1
Production
Silver (ounces)	186,201	1,440	184,761	nm1
Gold (ounces)	244	1	243	nm1
Lead (tonnes)	433	3	430	nm1
Zinc (tonnes)	533	6	527	nm1
Silver equivalent ounces	336,027	2,814	333,213	nm1
Sales
Payable silver ounces	165,377	867	164,510	nm1
Ag eq oz sold	276,347	424	275,923	nm1
Average ore grades
Silver (g/t)	348	255	93	nm1
Gold (g/t)	0.74	0.28	0.46	nm1
Lead (%)	2.6	1.6	1.0	nm1
Zinc (%)	3.2	3.4	(0.2)	nm1
Metal recoveries
Silver	92.7%	87.6%	5%	nm1
Gold	57.1%	65.7%	-9%	nm1
Lead	94.3%	88.7%	6%	nm1
Zinc	92.9%	92.7%	0%	nm1
Cost metrics
Cost per tonne milled[2]	$196	nm1	nm1	nm1
Cash cost[2]	$7.48	nm1	nm1	nm1
Cash cost per Ag eq oz2	$12.94	nm1	nm1	nm1
AISC[2]	$8.27	nm1	nm1	nm1
AISC per Ag eq oz2	$13.41	nm1	nm1	nm1

The changes in production and cost metrics for Topia reflect the previously noted suspension in processing at Topia to accommodate plant upgrades and the addition of a dry tailings handling facility in the first quarter of 2017. The first quarter of 2018 reflected normal operating parameters for Topia.

Development

Metres of development	Three months ended March 31
	2018	2017
Metres	1,029	1,272

The majority of the development was carried out at the Argentina, 15-22, San Miguel and Recompensa mines. The Company expenses all operational development at Topia to production costs.

[1]	Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. As a result, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz are not meaningful (“nm”).
[2]	Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

Metres of exploration drilling	Three months ended March 31
	2018	2017
Total	–	1,338

The Company expenses all exploration drilling at Topia to EE&D expenses.

TSF Permitting Status

On December 18, 2017, the Company announced that SEMARNAT, the Mexican environmental authority, had granted all permits for the construction and operation of the new Phase II TSF. Construction of the Phase II TSF is currently underway and the Company will continue to utilize the Phase I TSF until the completion of Phase II TSF construction activities.

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan; however, the Company cannot provide complete assurance that these reviews will not lead to a future suspension of operations. If the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

ADVANCED PROJECTS

Coricancha

As noted, the Company announced an updated Mineral Resource Estimate for Coricancha in December 2017 which confirmed its potential, and is currently undertaking technical studies and environmental evaluations to assess a restart of the mine. The Company plans to release results of additional technical and economic studies for the project in the current quarter and, depending on the outcome of these evaluations, investments in support of a restart of the mine could commence in 2018.

Legacy Tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June of 2017, the Company has an agreement with the previous owner for the reimbursement of the cost of these reclamation activities up to an agreed maximum. The Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the approved plan. The Company believes this matter can be resolved favorably but cannot provide any assurance. If it is not resolved favorably, it may result in exposure to continued fines which may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Revenue	$17,019	$17,384	$18,260	$15,731	$12,371	$12,515	$15,631	$19,596
Production costs	11,794	12,422	12,092	10,313	6,926	8,039	8,400	9,509
Mine operating earnings before non-cash items[1]	5,225	4,962	6,168	5,418	5,445	4,476	7,231	10,087
Amortization and share-based compensation	1,206	1,207	1,362	953	783	2,065	1,159	1,256
Mine operating earnings	4,019	3,755	4,806	4,465	4,662	2,411	6,072	8,831
EE&D	(3,326)	(2,568)	(2,652)	(2,348)	(1,955)	(1,286)	(1,479)	(1,485)
Finance and other income	889	(459)	49	828	1,996	(695)	(855)	(4,777)
Net income (loss) for the period	(97)	(1,918)	(666)	833	3,040	(1,498)	2,130	(1,332)
Basic and diluted earnings (loss) per share	(0.00)	(0.01)	(0.00)	0.00	0.02	(0.01)	0.01	(0.01)
Adjusted EBITDA[1]	415	904	1,482	1,489	2,134	1,376	4,738	7,545

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Tonnes mined	94,494	97,407	87,974	92,578	92,058	98,867	94,310	100,219
Tonnes milled[2]	96,869	98,396	94,080	98,576	82,656	92,869	95,282	99,905
Custom milling (tonnes)	–	–	–	–	–	1,202	1,197	1,199
Total tonnes milled	96,869	98,396	94,080	98,576	82,656	94,071	96,479	101,104
Production
Silver (ounces)	491,063	514,218	532,803	569,229	366,435	460,571	510,491	536,726
Gold (ounces)	5,831	5,931	5,848	5,543	5,178	5,206	5,423	6,010
Lead (tonnes)	433	441	442	405	3	213	248	290
Zinc (tonnes)	533	551	562	638	6	315	324	433
Ag eq oz	1,031,937	1,065,773	1,080,483	1,102,290	730,185	883,772	953,632	1,037,728
Sales
Payable silver ounces	476,325	516,078	552,218	524,411	344,995	488,428	442,277	601,449
Ag eq oz sold	971,189	1,038,023	1,082,451	992,058	680,984	883,348	864,605	1,148,467
Cost metrics
Cost per tonne milled[1]	$121	$116	$116	$103	$88	$86	$86	$86
Cash cost[1]	$5.39	$7.25	$5.82	$5.67	$3.54	$5.83	$3.30	$1.72
Cash cost per Ag eq oz1	$12.76	$13.18	$12.37	$11.47	$10.99	$10.48	$10.99	$9.67
AISC[1]	$12.33	$14.72	$13.75	$14.93	$19.55	$16.44	$11.97	$7.19
AISC per Ag eq oz1	$16.16	$16.89	$16.42	$16.37	$19.10	$16.35	$15.43	$12.54

Trends in revenue over the last eight quarters

Revenue varies based on the quantity of metal sold, metal prices, terms of sales agreements and, for periods prior to the third quarter of 2016, foreign exchange rates as the Company reported in Canadian dollars (“CAD”) during those periods. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, and there are no notable variations due to seasonality.

[1]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[2]	Excludes purchased ore.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

Metal production for the last eight quarters has consistently been in approximately the 0.9 - 1.1 million Ag eq oz range with the exception of the fourth quarter of 2016 and the first and second quarters of 2017, which were impacted by the planned suspension of processing at Topia to allow for upgrades to the processing facility. Topia resumed production in the second quarter of 2017. Outside of this factor, the trend in revenue has mainly been impacted by the fluctuation in prices for silver and gold.

Trends in net income over the last eight quarters

Mine operating earnings are a function of revenue, production costs, amortization of capital costs and equipment of the operating mines, and share based compensation of operations personnel. Fluctuations in production that impact revenue also impact production costs, as does unit production cost (such as cost per tonne milled and cash cost per Ag eq oz as discussed in the previous section). The Company has experienced an increase in cost per tonne milled since the first quarter of 2017 due to the mining of narrower widths and the associated removal of more waste relative to ore mined. The Company is seeking ways to optimize mining methods and costs.

Prior to the Company changing to reporting in USD (and USD functional currency accounting for its primary Mexican subsidiary) in the third quarter of 2016, net income was significantly affected by fluctuations in foreign exchange gains and losses. The second quarter of 2016 was significantly impacted by unrealized foreign exchange losses on a $38 million USD-denominated loan from the Company's Canadian parent entity to one of its Mexican subsidiaries. The Company reported a $4.8 million foreign exchange loss in the second quarter of 2016 as the parent entity (the lender) reported this USD loan in CAD and the Mexican subsidiary (the debtor) used the MXN as its functional currency to report the loan.

The first quarter of 2018 and the first and second quarters of 2017 reflected significant foreign exchange gains on MXN forward contracts. Foreign exchange gains or losses are accounted for in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, and a significant portion of the Company’s working capital is denominated in USD.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures increased due to the addition of Coricancha care and maintenance and project expenditures after its acquisition in June 2017. The Company also expenses exploration and drilling costs at its operating mines.

The trends in production costs are due primarily to the costs of mining operations. Mining costs increased as a result of mining narrower veins (which causes more waste material to be mined). Further, there were rate increases in 2017 for mining contractors. Plant costs at Topia increased slightly due to the operation of the new dry tails filter press. On-site administrative costs were fairly steady, with additional costs being incurred for security and safety.

General and administrative ("G&A") expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the third quarter of 2017.

A significant contributor to the loss in the second quarter of 2016 was an impairment charge of $1.7 million related to the termination of an option to acquire Coricancha (the purchase of which was subsequently renegotiated and then completed on June 30, 2017).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

RESULTS OF OPERATIONS

Three months ended March 31, 2018

Revenue

	Q1 2018			Q1 2017
	GMC	Topia	Total	GMC	Topia	Total	Change%
Sales quantities
Silver (ounces)	310,948	165,377	476,325	344,128	867	344,995	38%
Gold (ounces)	5,484	177	5,661	4,806	(8)	4,798	18%
Lead (tonnes)	–	385	385	–	2	2	nm [1]
Zinc (tonnes)	–	343	343	–	(1)	(1)	nm [1]
Silver equivalent ounces	694,843	276,347	971,190	680,560	424	680,984	43%
Revenue (000’s)
Silver revenue	$5,099	$2,696	$7,795	$6,635	$33	$6,668	17%
Gold revenue	7,482	237	7,719	6,233	(9)	6,224	24%
Lead revenue	–	946	946	–	26	26	nm [1]
Zinc revenue	–	1,154	1,154	–	11	11	nm [1]
Smelting and refining charges	(462)	(133)	(595)	(546)	(12)	(558)	7%
Total revenue	$12,119	$4,900	$17,019	$12,322	$49	$12,371	38%
Average realized metal prices and FX rates
Silver (per ounce)			$16.36			$19.33	-15%
Gold (per ounce)			$1,363			$1,297	5%
Lead (per pound)			1.11			nm1	nm [1]
Zinc (per pound)			1.53			nm1	nm [1]
USD/CAD			1.266			1.324	-4%
USD/MXN			18.745			20.357	-8%

Revenue increased by $4.6 million or 38% compared to the first quarter of 2017. This was primarily attributable to an increase in metal sales volumes ($5.6 million effect) as there were negligible metal sales for Topia during the first quarter of 2017 due to the suspension of milling operations for plant upgrades, and an increase in gold prices ($0.4 million effect). This was partly offset by a decrease in silver prices ($1.4 million effect). The Company’s average realized silver price for the first quarter of 2018 was $16.36/oz compared to $19.33/oz during the first quarter of 2017.

Compared to the fourth quarter of 2017, revenue decreased by 2%, primarily due to lower sales volumes ($1.2 million effect), partly offset by lower smelting and refining charges which are netted against revenue ($0.7 million effect) and higher realized gold prices ($0.2 million effect).

[1]	The Company did not deliver any Topia concentrates to its customers during the first quarter of 2017. Any sales quantities or revenue for Topia during the first quarter of 2017 represent assay/weight and/or provisional pricing adjustments for concentrate shipments delivered during 2016. As such, realized metal prices of lead and zinc during the first quarter of 2017 are not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

(000’s)	Q1 2018	Q1 2017	Change	Change%	Q4 2017	Change	Change%
Revenue	$17,019	$12,371	$4,648	38%	$17,384	$(365)	-2%
Production costs	11,794	$6,926	4,868	70%	12,422	(628)	-5%
Mine operating earnings before non-cash items[1]	$5,225	$5,445	$(220)	-4%	$4,962	$263	5%
Amortization and depletion	1,130	$690	440	64%	1,096	34	3%
Share-based compensation	76	$93	(17)	-18%	111	(35)	-32%
Mine operating earnings	4,019	$4,662	(643)	-14%	3,755	264	7%
Mine operating earnings before non-cash items (% of revenue)	31%	44%			29%
Mine operating earnings (% of revenue)	24%	38%			22%
G&A expenses	$1,655	$1,602	$53	3%	$1,802	$(147)	-8%
EE&D expenses	$3,326	$1,956	$1,370	70%	$2,568	$758	30%
Finance and other income (expense)	$889	$1,996	$(1,107)	-55%	$(459)	$1,348	294%
Tax expense	$24	$60	$(36)	-60%	$844	$(820)	-97%
Net income (loss)	$(97)	$3,040	$(3,137)	-103%	$(1,918)	$1,821	95%

Production Costs

The increase in metal sales volume resulted in a corresponding increase in production costs for the first quarter of 2018, compared to the first quarter of 2017 (approximate $3.2 million increase). Production costs also increased in MXN terms as a result of mining narrower veins at the GMC (which causes more waste material to be mined), along with rate increases for mining contractors ($0.4 million effect). Another factor in the increase of production costs was the strengthening of the MXN against the USD which had the impact of increasing costs in USD terms by $0.8 million.

Compared to the fourth quarter of 2017, production costs decreased $0.6 million or 5% primarily due to lower metal sales volumes ($0.8 million effect). This was partly offset by a strengthening of the MXN against the USD which had the impact of increasing production costs in USD terms ($0.2 million).

Mine Operating Earnings

Mine operating earnings before non-cash items decreased by $0.2 million relative to the first quarter of 2017 as the $4.9 million increase in production costs exceeded the $4.6 million increase in revenue.

Relative to the fourth quarter of 2017, mine operating earnings before non-cash items increased by $0.3 million due to the $0.6 million decrease in production costs which was partly offset by the $0.4 million decrease in revenue.

Amortization and depletion increased compared to the first quarter of 2017 due to depreciation of the new tailings filtration and handling facilities at Topia that were commissioned in the second quarter of 2017.

General and administrative expenses

G&A expenses for the first quarter of 2018 increased 3% compared to the same period in 2017, primarily due to higher share-based compensation.

Compared to the fourth quarter of 2017, G&A expenses decreased 8% mainly due to lower salaries expense and professional fees. The lower salaries expense is associated with adjustments to bonuses accrued in respect of 2017.

[1]	The Company has included the non-GAAP performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Exploration, evaluation and development expenses

EE&D expenses for the first quarter of 2018 increased $1.4 million or 70% compared to the same period in 2017, mainly due to $1.5 million of care and maintenance and project expenditures related to Coricancha, which was acquired on June 30, 2017. The first quarter of 2017 included $0.3 million of Coricancha pre-acquisition EE&D costs related to technical evaluation, integration planning and pre-closing legal and professional fees. The Company will continue to expense costs associated with the ongoing care and maintenance of Coricancha and any project costs associated with evaluating the return of Coricancha to production until such time as a positive decision is made to restart the mine. EE&D expenditures for the first quarter of 2018 also included $0.5 million of additional corporate development costs due to a higher level of activity associated with the evaluation of potential acquisitions.

The Company is actively seeking to acquire another mine or advanced stage mining project in the Americas and corporate development costs accounted for in EE&D may fluctuate as a result.

EE&D expenses increased by $0.8 million or 30% compared to the fourth quarter of 2017 as a result of the above noted higher corporate development expenditures in the first quarter of 2018 and an increase in Coricancha project costs related to the evaluation of the restart of the mine.

Finance and other income (expense)

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. During the quarter ended March 31, 2018, the Company had foreign exchange gains of $0.7 million compared to $1.8 million in the first quarter of 2017. The foreign exchange gains recorded in both periods were primarily as a result of the forward contracts to purchase MXN to fund operating expenditures in Mexico.

The increase in finance income from the fourth quarter of 2017 is primarily due to the recognition of $0.7 million of foreign exchange gains in the first quarter of 2018 compared to $0.3 million foreign exchange loss in the fourth quarter of 2017.

Net income (loss)

The first quarter of 2018 reflected a net loss of $0.1 million compared to net income of $3.0 million in the first quarter of 2017. The change was largely accounted for by the $1.4 million increase in EE&D expenses, $1.1 million decrease in finance and other income, and $0.6 million decrease in mine operating earnings.

Net loss decreased from a net loss of $1.9 million for the fourth quarter of 2017 due to the $1.3 million increase in finance and other income, $0.8 million decrease in income tax expense, and $0.3 million increase in mine operating earnings. These factors were partly offset by a $0.8 million increase in EE&D expenses.

Adjusted EBITDA

Adjusted EBITDA was $0.4 million in the first quarter of 2018, compared to $2.1 million in the first quarter of 2017 and $0.9 million in the fourth quarter of 2017. The decrease largely reflects a $1.4 million increase in EE&D expenses before non-cash items (such as non-cash share based compensation and changes in estimates of reclamation provisions) and a $0.2 million decrease in mine operating earnings before non-cash items.

Adjusted EBITDA decreased by $0.5 million compared to the fourth quarter of 2017. The decrease reflected a $0.9 million increase in EE&D expenses before non-cash items, which were partly offset by a $0.3 million increase in mine operating earnings before non-cash items and a $0.2 million decrease in G&A expenses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2018 remains unchanged:

Production and cash cost guidance	Q1 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Total silver equivalent ounces [1]	1,031,937	4,000,000 - 4,100,000	3,978,731
Cash cost [2]	$ 5.39	$ 5.00 - $ 6.50	$ 5.76
AISC [2]	$ 12.33	$ 12.50 - 14.50	$ 15.07

It is cautioned that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

The Company’s guidance for capital expenditures and EE&D expenses for the year ended December 31, 2018 also remains unchanged:

Capex and EE&D expense guidance (in millions)	Q1 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha	$ 0.3	$ 2.5 - $ 3.5	$ 4.4
EE&D - operating mines (excluding Coricancha)	$ 1.3	$ 5.0 - $ 6.0	$ 5.2

The focus for 2018 is to maintain steady and efficient operations in Mexico, while advancing the Company’s Coricancha Mine Complex in Peru to set a platform for production growth in 2019 and 2020. While still in the early stage of evaluation, based upon historic production records, Coricancha has the potential to add 3 million Ag eq oz of annual production.

As noted, the Company is currently undertaking technical, economic and environmental evaluations to assess a restart of the mine, and plans to release the results of additional technical and economic studies for the project in the current quarter. Depending on the outcome of these evaluations, investments in connection with a restart of the mine could commence in 2018.

The Company continues to seek and evaluate additional acquisition opportunities in the Americas to meet the Company's growth objectives.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	March 31,	December 31,	Change
	2018	2017
Cash and cash equivalents	$44,620	$36,797	$7,823
Short-term deposits	$16,264	$20,091	$(3,827)
Net working capital	$67,076	$65,965	$1,111

Cash and short-term deposits increased by $4.0 million in the first three months of 2018 primarily due to $4.1 million of cash generated by operating activities, $0.1 million in proceeds from the exercise of stock options and $0.1 million in foreign exchange gains on cash balances. These factors were partly offset by $0.3 million in additions to plant and equipment.

[1]	Ag eq oz have been established using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively.
[2]	Cash cost and AISC are non-GAAP measures. Refer to the "Non-GAAP Measures" section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

Net working capital was $67.1 million as at March 31, 2018, an increase of $1.1 million from the start of the year.

Operating activities

For the quarter ended March 31, 2018, cash flows provided by operating activities amounted to $4.1 million, compared to negative $2.5 million for the first quarter of 2017. The $6.6 million increase in cash flows provided by operating activities was primarily due to a net increase in cash generated from non-cash net working capital of $7.3 million, a decrease in income taxes paid of $0.4 million, an increase in net interest received of $0.3 million, and an increase due to foreign exchange gains of $0.3 million. These factors were partly offset by an increase in EE&D expenses of $1.4 million and a decrease in mine operating earnings before non-cash items of $0.2 million.

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the quarter ended March 31, 2018, the Company acquired $0.3 million in plant and equipment, compared to acquisitions totalling $1.8 million in plant and equipment in the first quarter of 2017 as the Company undertook plant upgrades and transitioned to a new tailings handling facility at Topia.

Financing activities

Cash flows provided by financing activities amounted to $0.1 million during the first quarter of 2018 compared to $0.8 million in the comparative period in 2017. These cash inflows were proceeds received from the exercise of stock options during each of the periods.

Trends in liquidity and capital resources

The Company anticipates that cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth initiatives (including plans for Coricancha), and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and is subject to the Company’s growth plans and strategy. The Company has stated its objective to grow by acquisition, and accordingly, opportunities to execute and complete such acquisitions may require additional capital.

The Company’s operating cash flows are very sensitive to the prices of silver and gold, and foreign exchange rate fluctuations, as well as fluctuations in ore grades. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables.

The Company does not enter into any long-term hedging arrangement in respect of its silver and gold production.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,554	$457	$557	$540	$–
Drilling services	1,022	1,022	–	–	–
Equipment purchases	227	227	–	–	–
Reclamation and remediation (undiscounted)	39,060	3,474	7,384	10,544	17,658
Total	$41,863	$5,180	$7,941	$11,084	$17,658

Under the terms of the acquisition agreement for Coricancha (the “Acquisition Agreement”), the vendor agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain of the reclamation and remediation obligations noted in the table above. As at March 31, 2018, the Company’s financial statements reflected a reimbursement right in the amount of $8.9 million due from the vendor in respect of these reclamation and remediation obligations. Since closing the acquisition in June of 2017, the Company has received $1.8 million in reimbursements from the vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Acquisition Agreement, the vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at March 31, 2018, the Company had recorded a reimbursement right in the amount of $2.1 million recoverable from the vendor in respect of certain legal claims.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2017 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments during the three month period ended March 31, 2018 are those associated with the determination of the point in time at which the Company transfers control of its metal concentrates to the customer. These judgements affect both the amount and the timing of revenue recognized by the Company.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

CHANGES IN ACCOUNTING POLICIES

The Company adopted two new accounting standards effective January 1, 2018: “IFRS 15 - Revenue from Contracts with Customers" and “IFRS 9 - Financial Instruments”. See note 3 of the condensed interim consolidated financial statements for the three months ended March 31, 2018 for the significant impacts from the adoption of these two standards.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$44,620	Amortized cost	Credit, currency, interest rate
Short-term deposits	$16,264	Amortized cost	Credit, interest rate
Trade receivables	$4,500	Amortized cost	Credit, commodity price
Other receivables	$280	Amortized cost	Credit, currency
Trade and other payables	$7,311	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 19 of the audited consolidated financial statements for the year ended December 31, 2017.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 168,756,990 common shares issued and outstanding. There were 8,120,197 options, 661,517 restricted share units and 118,600 deferred share units outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz and mine operating earnings before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

[1]	As at March 31, 2018.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

(000’s)	Q1 2018	Q1 2017
Income (loss) for the period	$(97)	$3,040
Income tax expense	24	60
Interest income	(468)	(213)
Finance costs	297	38
Amortization of mineral properties, plant and equipment	1,156	707
EBITDA	$912	$3,632
Foreign exchange	(698)	(1,814)
Share-based compensation	345	292
Changes in reclamation estimates recorded in EE&D	(144)	24
Adjusted EBITDA	$415	$2,134

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended March 31, 2018 and 2017:

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017
Production costs (sales basis)	$8,352	$6,540	$3,442	$386	$11,794	$6,926
Change in concentrate inventory	(114)	650	216	20	102	670
Selling costs	(89)	(307)	(134)	(20)	(223)	(327)
Production costs (production basis)	8,149	6,883	3,524	386	11,673	7,269
Tonnes milled, including custom milling	78,919	82,456	17,950	200	96,869	82,656
Cost per tonne milled	$103	$83	$196	nm1	$121	$88

[1]	Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental to the testing of plant upgrades. As a result, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, are not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

Cash cost

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing management and other stakeholders to assess the net costs of silver production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost.

The following table reconciles cash cost to production costs for the three months ended March 31, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017
Production costs	$8,352	$6,540	$3,442	$386	$11,794	$6,926
Smelting and refining charges	462	546	133	12	595	558
Cash operating costs	8,814	$7,086	3,575	398	$12,389	$7,484
Gross by-product revenue
Gold by-product revenue	(7,482)	(6,233)	(237)	9	(7,719)	(6,224)
Lead by-product revenue	–	–	(946)	(26)	(946)	(26)
Zinc by-product revenue	–	–	(1,154)	(11)	(1,154)	(11)
Cash operating costs, net of by-product revenue	$1,332	$853	$1,238	$370	$2,570	$1,223
Payable silver ounces sold	310,948	344,128	165,377	867	476,325	344,995
Cash cost	$4.28	$2.48	$7.48	nm1	$5.39	$3.54

[1]	Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental to the testing of plant upgrades. As a result, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, are not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing management and other stakeholders to assess the total costs associated with all metal production. Management believes that cash cost per Ag eq oz provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

The following table reconciles cash cost per Ag eq oz to production costs for the three months ended March 31, 2018 and 2017:

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017
Production costs	$8,352	$6,540	$3,442	$386	$11,794	$6,926
Smelting and refining charges	462	546	133	12	595	558
Cash operating costs	$8,814	$7,086	$3,575	$398	$12,389	$7,484
Silver equivalent ounces sold	694,842	680,560	276,347	424	971,189	680,984
Cash cost per Ag eq oz	$12.69	$10.41	$12.94	nm1	$12.76	$10.99

All-in sustaining cost (AISC)

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Expenses incurred in respect of Coricancha, El Horcón, Santa Rosa, and other exploration projects were considered non-sustaining.

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The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended March 31, 2018 and 2017:

	GMC		Topia		Corporate		Consolidated
(000’s, unless otherwise noted)	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017
Cash operating costs, net of by-product revenue[1]	$1,332	$853	$1,238	$370	$–	$–	$2,570	$1,223
G&A costs	–	–	–	–	1,383	1,394	1,383	1,394
Share-based compensation	–	–	–	–	345	292	345	292
Accretion	13	11	9	8	–	–	22	19
Sustaining EE&D costs	1,233	1,117	46	104	(25)	347	1,254	1,568
Sustaining capital expenditures	223	631	74	1,617	–	–	297	2,248
All-in sustaining costs	$2,801	$2,612	$1,367	$2,099	$1,703	$2,033	$5,871	$6,744
Payable silver ounces sold	310,948	344,128	165,377	867	n/a	n/a	476,325	344,995
AISC	$9.01	$7.59	$8.27	nm1	n/a	n/a	$12.33	$19.55

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended March 31, 2018 and 2017:

	GMC		Topia		Corporate		Consolidated
(000’s, unless otherwise noted)	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017
Cash operating costs[1]	$8,814	$7,086	$3,575	$398	$–	$–	$12,389	$7,484
G&A costs	–	–	–	–	1,383	1,394	1,383	1,394
Share-based compensation	–	–	–	–	345	292	345	292
Accretion	13	11	9	8	–	–	22	19
Sustaining EE&D costs	1,233	1,117	46	104	(25)	347	1,254	1,568
Sustaining capital expenditures	223	631	74	1,617	–	–	297	2,248
All-in sustaining costs	$10,283	$8,845	$3,704	$2,127	$1,703	$2,033	$15,690	$13,005
Silver equivalent ounces sold	694,842	680,560	276,347	424	n/a	n/a	971,189	680,984
AISC per Ag eq oz	$14.80	$13.00	$13.41	nm2	n/a	n/a	$16.16	$19.10

[1]	Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental to the testing of plant upgrades. As a result, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, are not meaningful (“nm”).
[2]	Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental to the testing of plant upgrades. As a result, the Company considers its usual non-GAAP disclosures for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, to be not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled "Outlook", but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volumes and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	The compilation and submission of technical information by CONAGUA, and CONAGUA’s review of such information is expected to continue;
•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until at least 2021;
•	Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and in favourable terms, with no suspension of the GMC operations;
•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;
•	Expectations regarding the completion of the Phase II TSF at Topia;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan;
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•	The expectation that pending proposals for modification of the approved closure plan for Coricancha will conclude with the approval of the authorities, which will also resolve any related fines or penalties;
•	Guidance provided in the "Outlook" section of this MD&A, such as silver production, cash cost, AISC, capital expenditures, and EE&D expenditures;
•	The Company’s plans for Coricancha, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling and environmental studies and the results of the planned technical, economic and environmental studies;
•	Expectations that development in support of operations at the Coricancha could commence in 2018 or that production could be achieved in 2019 and 2020;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations regarding the reclamation process at Coricancha;
•	Expectations that additional technical studies will be released in 2018;
•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for the foreseeable future;
•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition; and
•	Expectations in respect of permitting and development activities.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN, Peruvian soles and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

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The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

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